SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended    December 31, 2003
                                 -----------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

       For the transition period from                   to
                                      ------------------   ---------------------


Commission file number    333-26965
                       -----------------------------------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         Commerce Bancorp, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Commerce Bancorp, Inc.
                  1701 Route 70 East
                  Cherry Hill, NJ 08034-5400
                  (856) 751-9000

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

                 Financial Statements and Supplemental Schedule


                     Years ended December 31, 2003 and 2002




                                    Contents

Report of Independent Registered Public Accounting Firm....................1

Audited Financial Statements
----------------------------

Statements of Assets Available for Benefits................................2
Statements of Changes in Assets Available for Benefits.....................3
Notes to Financial Statements..............................................4


Supplemental Schedule
---------------------

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............11

Signatures................................................................12

Exhibit Index.............................................................13

Report of Independent Registered Public Accounting Firm

Board of Directors
Commerce Bancorp, Inc.


We have audited the accompanying statements of assets available for benefits of Commerce Bancorp, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania



June 11, 2004

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

                   Statements of Assets Available for Benefits



                                                          December 31
                                                   2003                  2002
                                               ------------         ------------
Assets
Investments, at fair value                     $164,533,385         $127,587,195
Contributions receivable:
   Participant                                                           321,137
   Employer                                         821,602              660,742
                                               ------------         ------------
                                                    821,602              981,879
                                               ------------         ------------
Assets available for benefits                  $165,354,987         $128,569,074
                                               ============         ============


See accompanying notes.



                  Commerce Bancorp, Inc. 401(k) Retirement Plan

             Statements of Changes in Assets Available for Benefits



                                                                   Year ended December 31
                                                                   2003              2002
                                                              ------------      ------------
Additions:
   Contributions:
     Participant                                              $  8,836,056      $  6,939,753
     Employer match                                              3,364,610         2,586,550
     Rollovers and transfers in from other plans                 1,528,631         1,456,831
     Consolidation of Commerce Bancorp, Inc. ESOP assets                          65,944,305
                                                              ------------      ------------
   Total contributions                                          13,729,297        76,927,439

   Investment income:
     Net appreciation in fair value of investments              28,140,557         4,564,825
     Interest and dividends                                      2,548,039         1,586,767
                                                              ------------      ------------
   Total investment income                                      30,688,596         6,151,592
                                                              ------------      ------------
Total additions                                                 44,417,893        83,079,031

Deductions:
   Benefits paid directly to participants                        7,580,938         7,820,762
   Other                                                            51,042           100,364
                                                              ------------      ------------
Total deductions                                                 7,631,980         7,921,126
                                                              ------------      ------------

Net increase in assets available for benefit                    36,785,913        75,157,905

Assets available for benefits:
   Beginning of year                                           128,569,074        53,411,169
                                                              ------------      ------------
   End of year
                                                              $165,354,987      $128,569,074
                                                              ============      ============


See accompanying notes.


                  Commerce Bancorp, Inc. 401(k) Retirement Plan

                          Notes to Financial Statements

                                December 31, 2003

1.   Description of Plan

The following description of the Commerce Bancorp, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, established April 1, 1997, is a defined contribution plan covering all eligible employees of Commerce Bancorp, Inc. (the Company) who have at least six months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


Effective January 1, 2002, the Commerce Bancorp, Inc. Employee Stock Ownership Plan (ESOP) was merged with and into the Commerce Bancorp, Inc. 401(k) Retirement Plan to allow for greater administrative efficiencies. In connection with this merger, $65,944,305 of net assets were transferred into the Plan during January 2002. The net assets of the former ESOP are nonparticipant-directed and are maintained in a separate account (the ESOP Account) for each participant in accordance with the Plan.

Participants of various other employee benefit plans became eligible to participate in the Plan as a result of acquisitions by the Company. During 2002, net assets totaling $0.1 million were transferred into the Plan as a result of the Sanford & Purvis acquisition. No assets, resulting from acquisitions, were transferred into the plan during 2003.

Contributions


Each year, participants may contribute up to 15% of pretax annual compensation as defined in the Plan up to maximum IRS limitations. Participants may also contribute amounts representing distributions from other qualified retirement plans. The Company may, but is not obligated to, contribute a matching contribution for the plan year as determined by the board of directors. In 2003 and 2002, the Company provided a matching contribution equal to the employee contribution up to a maximum of 2.5% of the employee's salary. Contributions are subject to certain limitations.

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

1.   Description of Plan (continued)

Contributions (continued)

Participants may direct employer and employee contributions in any of various fund options offered by the Plan or they may elect to open accounts that allow participant-directed investments.

Participant Accounts

Each participant's 401(k) account is credited with (a) the participant's contributions; (b) Company's contributions; (c) Plan earnings; and (d) is charged with an allocation of administrative expenses if any costs are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. Forfeitures of Company matching contributions arising from breaks in service experienced by participants with less than fully vested interests in the Plan shall be applied as promptly as possible to reduce Company matching contributions. Forfeited employer's contributions of approximately $105,000 and $59,000 were used to offset matching contributions paid in 2004 and 2003, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Each participant's ESOP Account is credited with an allocation of Plan earnings and an allocation of forfeitures based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. When a participant terminates employment or otherwise suffers five (5) consecutive breaks in service (fewer than 501 hours of service worked per year), all or a portion of his or her nonvested interest may be forfeited. If this happens, the amount forfeited is reallocated among the accounts of the remaining participants as though the forfeited amount was an Employer contribution. At December 31, 2003 and 2002, 100% of forfeited nonvested accounts had been reallocated to active participants.

Vesting

Participants are immediately vested in their contributions and all investment earnings thereon that have been allocated to their accounts.

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

1.   Description of Plan (continued)

Vesting (continued)

Participants vest in the Company matching contributions (if any) based on the following:

        Participant's Years of Service                 Vested Percentage
        -----------------------------------------------------------------

        Less than 2                                              None
        2 but fewer than 3                                        20%
        3 but fewer than 4                                        40%
        4 but fewer than 5                                        60%
        5 but fewer than 6                                        80%
        6 years or more                                          100%

Loans

Participants may borrow funds from the Plan subject to requirements of the Plan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Benefits are payable upon retirement, death, disability, or termination of employment. Benefits are distributed to the participant or beneficiary in a lump-sum payment as provided in the provisions of the Plan. Included in assets available for benefits at December 31, 2002 is $72,000 which represents amounts due to participants who have requested withdrawals. There were no distributions submitted for processing in 2003 that were not paid in 2003.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously unvested Company contributions.

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

1.   Description of Plan (continued)

Administrative Costs

Administrative costs of the Plan are paid by the Company, unless the Company elects to have such costs paid by the Plan. For 2003 and 2002, no administrative costs were paid by the Plan.

2.   Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value which is based on net asset value of shares on the last business day of the plan year for pooled accounts and the last available quoted market price for shares of common stock and debt securities. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average historical cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   Investments

The Plan's pooled accounts are administered by Provident Mutual Life Insurance Company. The Commerce Bancorp, Inc. Common Stock and self-directed accounts are administered by Janney Montgomery Scott. During the years ended December 31, 2003 and 2002, the Plan's investments appreciated (depreciated) in fair value as follows:


                  Commerce Bancorp, Inc. 401(k) Retirement Plan

                    Notes to Financial Statements (continued)


3.   Investments (continued)



                                                                             Year ended December 31
                                                                            2003                   2002
                                                                     ---------------------------------------
Pooled accounts                                                       $   5,296,670      $     (2,766,681)
Commerce Bancorp, Inc. Common Stock                                      18,317,339             7,082,633
Other                                                                     4,526,548               248,873
                                                                     ---------------------------------------
                                                                      $  28,140,557      $      4,564,825
                                                                     =======================================


Investments that represent 5% or more of the fair value of the Plan's assets are as follows:

                                                                                  December 31
                                                                            2003               2002
                                                                     ---------------------------------------

Commerce Bancorp, Inc. Common Stock (includes $81.0 million in
  nonparticipant-directed accounts)                                    $117,133,011       $     98,763,727


4. Nonparticipant-Directed Investments

Nonparticipant-directed investments are the investments in Commerce Bancorp, Inc. common stock previously owned by the ESOP, which were merged into the Plan effective January 1, 2002. Information about the nonparticipant-directed investments in the common stock of the Company and the significant components of changes in those investments is as follows:

                                                                            2003              2002

Investments, at fair value at January 1,                                $70,422,147      $         --
Merger of ESOP assets                                                            --        65,944,305
Dividend income                                                           1,050,376           990,721
Net appreciation in fair value                                           14,614,192         6,153,181
Distributions to participants                                            (5,063,825)       (2,666,060)
Administrative expense                                                           --                --
                                                                     ------------------- ------------------
Investments, at fair value at December 31,                              $81,022,890       $70,422,147
                                                                     =================== ==================


                  Commerce Bancorp, Inc. 401(k) Retirement Plan

5.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain the qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6.   Transactions with Parties-in-Interest

The Plan held 2,218,005 and 2,285,816 shares of the common stock of the Company at December 31, 2003 and 2002, respectively. The Plan held 7,000 shares of Commerce Capital Trust II preferred shares at December 31, 2003 and 2002.

During 2003 and 2002, the Plan received $1,497,149 and $1,391,825, respectively, in dividends from the Company.

                              Supplemental Schedule



                  Commerce Bancorp, Inc. 401(k) Retirement Plan

                              Schedule H, Line 4i -
              Schedule of Assets (Held at End of Year) (continued)

                                December 31, 2003



               Identity of issue, borrower,                                                   Current
                  lessor or similar party                     Description                      value
         ---------------------------------------------------------------------------------------------------
         Pooled Accounts
         Provident Stable Value Fund              Units of pooled accounts                $     5,462,816
         Provident Global Aggressive Fund                                                       3,202,302
         Provident Domestic Aggressive Fund                                                     7,855,130
         Provident Domestic Moderate Fund                                                       6,023,953
         Provident Domestic Conservative Fund                                                   2,207,702
         American Century Ultra Fund                                                            2,485,951
         Deposit Account
         Janus Aspen WW GW Fund                                                                 2,780,720
         Fidelity VIP II Contra Fund                                                            3,150,255
         Scudder Equity 500 IX                                                                  3,753,064
                                                                                        --------------------
         Total Pooled Accounts                                                                 36,921,893

         Common Stock
       +*Commerce Bancorp, Inc.
           (nonparticipant-directed)              Shares of common stock                       81,022,890
        *Commerce Bancorp, Inc. (participant-directed)                                         20,101,414
        *Commerce Bancorp, Inc.
        (self-directed)                                                                        16,008,707
                                                                                        --------------------
         Total Common Stock                                                                   117,133,011

         Self-directed investments                                                             10,196,922
         Loans receivable from participants       Interest  rates  ranging from 5.00% to
                                                    10.50%                                        281,559
                                                                                        --------------------
                                                                                          $   164,533,385
                                                                                        ====================

* Party-in-interest to the Plan.

+ The cost associated with the nonparticipant-directed shares is $9,339,302.

"Cost" is not required for participant-directed investments.


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  COMMERCE BANCORP, INC. RETIREMENT PLAN 401 (K)


Date: June 25, 2004               By:      /s/ Douglas J. Pauls
                                      --------------------------------
                                           Commerce Bancorp, Inc.
                                           Douglas J. Pauls
                                           Senior Vice President and
                                           Chief Financial Officer

                                  EXHIBIT INDEX


  Exhibit No.              Description
  -----------              -----------

          23.1      Consent of Ernst & Young LLP.